Chapman and Cutler LLP
111 West Monroe Street
Chicago, Illinois 60603

May 1, 2012

VIA EDGAR CORRESPONDENCE
Vincent J. Di Stefano
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:          Incapital Unit Trust, Series 2
File No. 333-179567

Dear Mr. Di Stefano:

This letter is in response to your comments given during the phone conversation between you and our office on May 1 2012, regarding the registration statement on Form S-6 for Incapital Unit Trust, Series 2 (the “Trust”), filed with the Securities and Exchange Commission (the “Commission”) on May 1, 2012.  The registration statement offers Zacks Select Equities Blend Portfolio, 2Q 2012 (the “Portfolio”).  For your convenience, we have structured our response to address each of your comments in the order set forth in your letter.

 Comment 1

Please disclose that the Trust is concentrated in the financial services sector in the “Principal Investment Strategy” and risks of being concentrated in financial services sector in the risks sections.

Response to Comment 1

In the “Principal Investment Strategy” section, the following will be added in the Rule 497 filing as the second sentence: “The Trust will be concentrated in the financial sector.”  In addition, in the Rule 497 filing, the following will be added at the beginning of the “Financial sector risk” disclosure in the “Principal Risks” section and will replace the first sentence in the “Financial Sector Risk” disclosure in the “Investment Risks” section: “The Trust is concentrated in the financial sector.  As a result, the factors that impact the financial sector will likely have a greater affect on this Trust than a more broadly diversified trust.  Some of the risks associated with the financial sector are listed below.”

Tandy Acknowledgement

In connection with the response to the comments of the staff of the Commission regarding the Registration Statement on Form S-6 for the registration under the Securities Act of 1933 and the Investment Company Act of 1940 of units of beneficial interest of the Trust, we acknowledge that:

1.           The Trust is responsible for the adequacy and accuracy of the disclosure in such Registration Statement;

2.           Staff comments or changes to disclosure in response to staff comments in such Registration Statement reviewed by the staff do not foreclose the Commission from taking any action with respect to the Registration Statement; and

3.           The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

Chapman and Cutler llp

By: /s/ Morrison C. Warren
Morrison C. Warren